Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200,
Telephone: (800) 225-5643.


PARTICIPANTS IN SOLICITATION
RGS Energy Group, Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001 and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.



* * * * *

6


[RGS ENERGY GROUP LOGO OMITTED]


May 2001




Dear Fellow Shareholder:

As an RGS Energy shareholder, at this year's annual meeting you will be asked to vote on, in addition to other business, a proposal to approve the merger agreement between RGS Energy and Energy East Corporation pursuant to which RGS Energy will be merged with and into a subsidiary of Energy East and will become a wholly owned subsidiary of Energy East. This brochure provides answers to certain frequently asked questions about the merger, including how the merger is expected to affect you. We urge you to read carefully and in their entirety the brochure and the joint proxy statement/prospectus of RGS Energy and Energy East sent to you earlier this month. Then vote your shares following the instructions on the enclosed proxy form.

Your vote is important because we will need "yes" votes from a majority of the outstanding RGS Energy shares to approve the merger agreement. Note that to vote in favor of approving the merger agreement you must actually cast a "for" vote. If you abstain or take no action at all, it will in effect be the same as a vote against approval of the merger agreement. Keep in mind that you can change your vote at any time up to the annual meeting on June 15, 2001.

Please join me in voting now on this important change initiative.

Very truly yours,



Thomas S. Richards

Attachment

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

This brochure provides answers to certain frequently asked questions about the merger and may not contain all of the information that is important to you. To understand the merger fully, and for a complete description of the legal terms of the merger, you should read carefully and in its entirety the joint proxy statement/prospectus filed by RGS Energy and Energy East with the Securities and Exchange Commission and previously mailed to you as well as the documents to which we have referred you under "Where You Can Find More Information" in the joint proxy statement/prospectus. A free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the Commission are available at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.

Q.  What will happen in the proposed transaction?
A. RGS Energy will become a direct, wholly owned subsidiary of Energy East by merging with and into Eagle Merger Corp., which will be a wholly owned subsidiary of Energy East at the effective time of the merger. Eagle Merger Corp. will be the corporation surviving the merger and, at the effective time, will change its name to "RGS Energy Group, Inc."

Q.  Why have RGS Energy and Energy East decided to merge?
A. Our companies are proposing the merger, which will create the premier electric utility in upstate New York, because we expect that the complementary operations of our companies and their common vision for upstate New York will lead to attractive returns for our shareholders and a stable energy supply and excellent service for our customers. We expect the merger to result in annual cost savings of approximately $50 million, and to be accretive to Energy East's earnings in the first full year after we complete the merger, assuming anticipated synergies can be obtained and retained. Another benefit of the merger will be combining the proven management teams of each of our companies. We believe that the combined company, by increasing its scale and scope of operations, will be better equipped than either company alone to handle the challenging times in the energy marketplace.

Q.  What will RGS Energy shareholders receive?
A. RGS Energy shareholders may elect to receive, in exchange for each of their RGS Energy shares, $39.50 in cash, a number of Energy East shares valued at $39.50, subject to limitations on the maximum and minimum number of Energy East shares to be issued, or a combination of cash and Energy East shares. The number of Energy East shares to be exchanged for each RGS Energy share will be between 1.7626 and 2.3838, based on the average closing price of Energy East shares during the 20-trading-day period ending two trading days before the effective time of the merger. If the average closing price of an Energy East share over such period is more than $22.41, then the value of the Energy East shares delivered to RGS Energy shareholders in exchange for each RGS Energy share will be more than $39.50, and if the average closing price of an Energy East share over such period is less than $16.57, then the value of the Energy East shares delivered to RGS Energy shareholders in exchange for each RGS Energy share will be less than $39.50.

Q. Will each RGS Energy shareholder receive the specific amounts of cash and stock that he or she elects?
A. Not necessarily. Due to a requirement contained in the merger agreement that 55% of the RGS Energy shares must be converted into cash and 45% must be converted into Energy East shares, the amounts of cash and stock that an RGS shareholder will receive may be different from the amounts that such RGS Energy shareholder elects. For example, if RGS Energy shareholders owning more than 55% of RGS Energy shares elect to receive cash, then the number of RGS Energy shares converted into cash will be less than the number elected. Similarly, if RGS Energy shareholders owning more than 45% of RGS Energy shares elect to receive Energy East shares, then the number of RGS Energy shares converted into Energy East shares will be less than the number elected.

    For tax reasons that are explained in the joint proxy statement/prospectus, Energy East may have to increase the number of RGS Energy shares converted into Energy East shares and decrease the number of RGS Energy shares converted into cash. In the alternative, under certain circumstances, RGS Energy may elect to have the transaction restructured so that it would be fully taxable. Energy East will not issue any fractional shares in the merger. Instead, RGS Energy shareholders will receive cash instead of any fractional shares that they would otherwise receive.

Q.  How and when do RGS Energy shareholders make their election?
A. Not less than 30 days before the effective time of the merger, written instructions will be sent to RGS Energy shareholders along with a form of election for making their elections to receive cash or Energy East shares or a combination of cash and Energy East shares.

Q. Assuming that an RGS Energy shareholder receives Energy East shares in the merger, will his or her rights as a shareholder change as a result of the merger?
A. Yes, they will change, even though both of our companies are incorporated in New York.

Q.  What happens to my future dividends?
A. Prior to the effective time of the merger, Energy East and RGS Energy will coordinate their respective dividend policies so that neither Energy East shareholders nor RGS Energy shareholders will be adversely affected by the timing of record, declaration or payment dates of dividends. While Energy East and RGS Energy anticipate that they will continue to pay quarterly cash dividends prior to the completion of the merger, the Energy East and RGS Energy boards will continue to evaluate their respective dividend policies in light of business, financial and regulatory considerations.

    After the completion of the merger, Energy East anticipates that it will continue to pay quarterly cash dividends. The payment of dividends by Energy East, however, will be subject to approval and declaration by the Energy East board of directors, and will depend on a variety of factors, including business, financial and regulatory considerations.

Q.  What will happen to Energy East shares in the merger?
A. Nothing. Each Energy East share will remain outstanding as an Energy East share.

Q.  When and where is the annual meeting?
A. The RGS Energy annual meeting will take place at 11:00 a.m. on June 15, 2001, at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

Q.  What do I need to do now?
A. As soon as possible after you have carefully read the joint proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope or follow the instructions on the enclosed proxy form if voting by telephone or over the Internet. By doing so, your shares will be represented at the RGS Energy annual meeting. Your proxy card covers both certificated shares and plan shares unless the registrations are different. If you have registrations in different names, you should have received a separate proxy card for each name registration. Accordingly, if you vote by telephone or over the Internet, you will need to do so for each registration. If you are one of our employees, or an employee of any of our respective subsidiaries, and you participate in one of our savings and investment plans, the proxy will instruct the trustees of the plan to vote the whole shares in your account. If a broker holds your shares as nominee, you will receive a voter-information form from your broker. The RGS Energy board of directors unanimously recommends voting "FOR" approval and adoption of the merger agreement.

Q.  As an RGS Energy shareholder, should I send in my share certificates now?
A. No. You should continue to hold your RGS Energy share certificates until we send you a form of election that you can use to indicate your preference as to the type of payment you would like to receive in the merger. At that time, you will be given instructions for sending in your certificates. If you currently hold plan shares, or if a broker holds your shares as nominee, you do not need to request that certificates be issued. After the merger is completed, you will receive written information on the exchange of these shares.

Q. What vote is required to approve and adopt the merger agreement and the issuance of Energy East shares?
A. The merger agreement must be approved and adopted by the holders of a majority of the outstanding RGS Energy shares. The issuance of Energy East shares in connection with the merger must be approved by a majority of votes cast by Energy East shareholders, so long as the holders of a majority of the outstanding Energy East shares have voted. Your vote is very important.

Q. Who else must approve the merger and the issuance of Energy East shares in connection with the merger?
A. In addition to the approvals of RGS Energy and Energy East shareholders, we must also obtain various regulatory approvals for the merger, including, without limitation, the New York State Public Service Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission and the Securities and Exchange Commission.

Q.  When do you expect to complete the merger?
A. We are working to complete all steps necessary to consummate the merger as quickly as possible. Currently, we expect to complete the merger in the first quarter of 2002.

Q. What happens if I do not instruct a broker handling my shares on how to vote on the merger or if I fail to vote or abstain from voting?
A. If a broker holds your shares as nominee, he will not be able to vote them with respect to the merger agreement without instructions from you. If you fail to vote, mark your proxy "Abstain" or fail to instruct your broker on how to vote, this will have the effect of a vote against the merger agreement.

Q. Can I change my vote after I have mailed in my signed and dated proxy card or voted by telephone or over the Internet?
A. Yes. You may revoke your proxy at any time before the RGS Energy annual meeting by delivering a written revocation or a proxy card with a later date to the Secretary of RGS Energy at the following address:
                             RGS Energy Group, Inc.
                                 89 East Avenue
                            Rochester, NY 14649-0001
                              Attention: Secretary

    In the alternative, you may revoke your proxy by telephone or over the Internet, or by voting in person at the RGS Energy annual meeting. You may change your vote by using any one of these methods regardless of the method used to cast your previous vote.

Q.  Do I have dissenters' or appraisal rights?
A. No. Neither the holders of Energy East shares nor the holders of RGS Energy shares will have dissenters' or appraisal rights under New York law as a result of the merger.

Q. Whom should I call if I have any additional questions regarding voting or want to request a copy of this document?
A. If you are an RGS Energy shareholder, you may call Morrow & Co., RGS Energy's proxy solicitor, at (800) 607-0088 with respect to questions regarding voting or to request a copy of this document. If you are a bank or a broker, you may call Morrow & Co. at (800) 654-2468.


---------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The foregoing contains forward-looking statements within the meaning of the "safe harbor" provisions of the United Sates Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and the prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed merger, RGS Energy and Energy East have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643.

PARTICIPANTS IN SOLICITATION

RGS Energy Group Inc., Energy East Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the merger. Information concerning RGS Energy's participants in the solicitation is set forth in RGS Energy's Current Report on Form 8-K filed with the Commission on February 20, 2001 and information concerning Energy East's participants in the solicitation is set forth in Energy East's Current Report on Form 8-K filed with the Commission on February 20, 2001.

                                     * * *

                                   DETACH HERE

                             RGS ENERGY GROUP, INC.

                 89 EAST AVENUE, ROCHESTER, NEW YORK 14649-0001

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints T.S. Richards, M.T. Tomaino and D.C. Heiligman and each of them as proxies, with power of substitution, to vote all Common Stock of the undersigned, as directed on the reverse side, at the RGS Energy Group, Inc. Annual Meeting of Shareholders to be held on June 15, 2001 or any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSED AGREEMENT AND PLAN OF
                       MERGER AND FOR THE LISTED NOMINEES

SEE REVERSE                                                          SEE REVERSE
  SIDE               CONTINUED AND TO BE SIGNED ON REVERSE SIDE         SIDE


[RGS LOGO]                                   VOTE BY TELEPHONE, INTERNET OR MAIL

89 EAST AVE., ROCHESTER,NY 14649-0001   Our 2001 annual meeting date is rapidly approaching and we have not yet received your proxy.  As you may recall, we are asking you to vote on the
                                        AGREEMENT AND PLAN OF MERGER and the election of three Class III directors.  Help us save time and postage costs by voting your proxy electronically - either by touch-tone telephone or over the Internet.  Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you completed and returned a Proxy card in the mail.


Vote by Telephone                                        Vote Over the Internet
It's fast, convenient, and immediate!                    It's fast, convenient, and your vote is immediately
Call Toll-Free on a Touch-Tone Phone.                    confirmed and posted.


Follow these three easy steps:                           Follow these three easy steps:

1. have your Proxy card handy and call                   1. have your Proxy card handy and go to web
   1-877-PRX-VOTE (1-877-779-8683)                          site:  http://www.eproxyvote.com/rgs

2. enter your 14 digit control number located            2. enter your 14 digit control number located
   above your name and address in the lower left            above your name and address in the lower left
   corner of your Proxy card                                corner of your Proxy card

3. follow the simple recorded instructions               3. follow the instructions on the screen


IF YOU PREFER TO VOTE BY MAIL, SIMPLY COMPLETE AND RETURN YOUR PROXY CARD IN THE
                         POSTAGE-PAID ENVELOPE PROVIDED.

DO NOT RETURN YOUR PROXY CARD IF YOU ARE VOTING BY TELEPHONE OR OVER THE
INTERNET
                              THANK YOU FOR VOTING


                                   DETACH HERE

          Please mark
[X]       votes as in
          this example.

RGS's directors recommend a vote "FOR" the proposed AGREEMENT AND PLAN OF MERGER and "FOR" all nominees:


1. AGREEMENT AND PLAN OF MERGER.          2. Election of Directors:             3. Other matters

                                             Nominees: (Class III)                 In their discretion the proxies are authorized to
                                             (01) A.J. Chiarella                   vote upon such other business as may properly
                                             (02) M.B. Grier and                   come before the meeting. As of April 26, 2001,
                                             (03) J.T. Holmes                      the Board of Directors does not know of any
                                                                                   other matters to come before the meeting.
        FOR  AGAINST  ABSTAIN                  FOR      __      __  WITHHELD
         __     __       __                    ALL     |  |    |  | FROM ALL
        |  |   |  |     |  |                 NOMINEES  |__|    |__| NOMINEES
        |__|   |__|     |__|                  __
                                             |  |
                                             |__|
                                                 -------------------------------------
                                                 For all nominees except as noted above



                                                                                  __
                                                                MARK HERE FOR    |  |
                                                               ADDRESS CHANGE    |  |
                                                               AND NOTE AT LEFT  |__|


                                                     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the AGREEMENT AND PLAN
                                                     OF MERGER and FOR the election of the listed nominees for
                                                     directors.

                                                     Please sign exactly as name appears at left.

Signature:________________ Date:__________ Signature:________________ Date:___________

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